STARFIELD RESOURCES INC.
MANAGEMENT’S DISCUSSION & ANALYSIS
As at October 27, 2005
Form 51-102F1
FOR THE 2nd QUARTER ENDED August 31, 2005

FORWARD

This Management Discussion and Analysis (“MD&A”) provides relevant information on the operations and financial condition of Starfield Resources Inc., (“Starfield” or the “Company”) during the three month period ended August 31, 2005. This MD&A has been prepared as of October 27, 2005.

The Company was incorporated under the Business Corporations Act (Alberta, Canada) on April 22, 1994, registered in the province of British Columbia as an extra-provincial company on April 22, 1998 and in the Nunavut Territory, Canada as an extra-territorial corporation on March 18, 2003 and its major business activity is the exploration and development of mineral properties, particularly its Ferguson Lake nickel-copper-cobalt-platinum-palladium project in Nunavut, Canada.

This MD&A supplements but does not form part of the unaudited financial statements and notes thereto for the period ended August 31, 2005. Consequently the following MD&A should be read in conjunction with the unaudited financial statements for the period ended August 31, 2005. Starfield’s Management is responsible for the preparation of these financial statements and notes thereto (which have been prepared in accordance with Canadian generally accepted accounting principles) and the MD&A. All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars unless otherwise stated.

Additional information, including the Company’s Annual Information Form and the unaudited financial statements and the notes thereto for the period ended August 31, 2005 may be found on SEDAR at www.sedar.com and the Company website www.starfieldres.com. Additionally, the Company files a Form 20F annually with the Securities and Exchange Commission in the U.S.A.

Certain statements in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to differ from anticipated future results. Readers are cautioned not to place undue reliance on these forward-looking statements and readers are advised to consider such forward-looking statements in light of the risks inherent in mining exploration

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters ending August 31, 2005.

	8/31/05	5/31/05	2/28/05	11/31/04	8/31/04	5/31/04	2/29/04	11/30/03
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	-	-	-	-	-	-	-	-
G & A Expenses	538,002	510,983	553,018	419,842	496,213	500,196	565,413	459,700
Stock based compensation	-	-	62,040	-	126,665	-	8,140-	41,144
Future income tax recovery	-	-	(238,074)	-	-	-	-	-
Loss – Canadian GAAP	538,002	510,983	376,984	419,842	624,878	500,196	573,553	500,844
Deferred mineral property costs	4,208,496	3,149,794	1,002,101	3,284,986	3,610,871	1,772,425	885,909	1,635,033
US GAAP Deferred income tax recovery and expense	-	-	238,074	-	-	-	-	-
Loss – US GAAP	4,746,498	3,660,777	1,617,159	3,704,828	4,235,749	2,272,621	1,459,462	2,135,877
Loss per share – Canadian GAAP	0.0040	0.0039	0.0035	0.0040	0.0062	0.0054	0.0082	0.0076
Loss per share – US GAAP	0.0356	0.0282	0.0149	0.0356	0.0419	0.0247	0.0208	0.0327
Weighted average number of shares	133,419,840	129,682,250	108,333,048	104,143,004	101,084,595	92,016,188	70,241,100	65,230,045
Total Assets	42,123,543	38,886,175	35,689,464	34,394,797	31,849,281	31,535,702	25,425,329	23,993,618

For the quarter ended August 31, 2005, the Company experienced no revenues, and does not expect revenues in the near future since its activities continue to be concentrated on expanding the resource at the Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada through active exploration. During the quarter, exploration expenditures of $4,212,095 were conducted on the Company’s 100% owned Ferguson Lake property, including $1,084,173 on the recently staked Regional Claims. No exploration expenditures were made during this first quarter on the Starfield/Wyn property (the Company has an option to earn a 50% interest in this property).

During the quarter ended August 31, 2005, a private placement of 2,000,000 flow-through common shares was closed to net $1,001,000 and 3,075,500 outstanding share purchase warrants were exercised, netting the Company $768,875. With the ongoing exploration expenditures during the quarter, the Company’s working capital position decreased to ($1,883,883) as at August 31, 2005 compared to working capital of $839,920 at the end of the last fiscal year ended February 28, 2005. Subsequent to the end of the quarter, private placements totaling 7,030,000 flow-through shares and 8,000,000 non flow-through units will raise $6,466,500, an additional 257,000 share purchase warrants were exercised to net $64,250 and 200,000 share purchase options were exercised to net $80,000. The additional capital raised will total $6,610,750 and will allow the Company to continue its current phase of exploration at Ferguson Lake with sufficient working capital remaining to meet its general and administrative expenses.

For fiscal 2006, the Company plans on spending approximately $579,000 per quarter on administration expenses.

QUARTERLY ADMINISTRATION EXPENSES FOR THE FIRST QUARTER ENDED AUGUST 31, 2005

	Quarterly Budget $	Actual $	Quarterly Variance $	YTD Budget $	Actual $	YTD Variance $
Travel & Conferences	150,000	178,106	28,106	300,000	449,494	149,494
Computer fees	15,000	8,456	(6,544)	30,000	12,114	(17,886)
Advertising & Promotion	60,000	31,522	(28,478)	120,000	62,891	(57,109)
Consulting	120,000	64,370	(55,630)	240,000	109,670	(130,330)
Management & Investor Relations	51,000	39,098	(11,902)	102,000	78,898	(23,102)
Office & Rent	123,000	107,543	(15,457)	246,000	187,035	(58,965)
Professional Fees & Regulatory Fees	60,000	107,804	47,804	120,000	146,677	26,677
TOTAL EXPENSES	579,000	536,899	(42,101)	1,158,000	1,046,779	(111,221)

GENERAL AND ADMINISTRATIVE EXPENSES

For the second quarter ended August 31, 2005, administrative expenses, excluding amortization expenses of $1,103, totaled $536,899 and was $42,101 under the budgeted expenses of $579,000. Most of the expenses came in under budget: consulting, computer fees, advertising and promotion, management and investor relations and office and rent. Travel and conferences ($28,106) and professional and regulatory fees ($47,804) were the only expenses that were over budget. The total expenses for the quarter was under budget by 7.3% or $42,101.

For the six month period ended August 31, 2005, the administrative expenses followed a similar pattern in that most of the expenses were under budget except for travel and conferences and the professional and regulatory fees. Although there were major fluctuations from the budgeted amounts (travel and conferences was over by $149,494 and consulting was under by $130,330), the total expenses for the six month period was under budget by only 9.6% or $111,221.

FERGUSON LAKE EXPLORATION

During the quarter ended August 31, 2005, the Company expended $4,212,095 on exploration at its 100% owned Ferguson Lake nickel-copper-cobalt-platinum-palladium project, including $1,084,173 on the recently staked Regional Claims. There were no expenditures on the Wyn/Starfield 50% option property.

Deferred Exploration Expense Breakdown for the Quarter Ended May 31, 2005

a)	Ferguson Lake Original Claims -- 100% Starfield Resources Inc.
	• Personnel	$745,241
	• Aircraft support, including helicopter moves	971,736
	• Diamond drilling	866,249
	• amp support costs including fuel	387,822
	• Analytical and geophysical services	156,874
	• Mobilization and demobilization	-
		$3,127,922
b)	Ferguson Lake Regional Claims -- 100% Starfield Resources Inc.
	• Analytical and geophysical services	$1,084,173
		$1,084,173
	Total Deferred Exploration Expenses	$4,212,095

The 2005/2006 Exploration Plan covers facets of advanced exploration and resource development including joint venture partnerships, financing, site evaluation for a permanent camp and processing facilities, environmental impact studies, and measurement of indicated and inferred resources with a focus on the West Side of Ferguson Lake. This Plan was implemented in 2005 and continues into 2006 consisting of the following elements:

Joint Venture Partner Negotiations:
Resources outlined to date on the West side of the property have advanced this portion of the project to a stage where substantial synergies would result from partnering with an experienced mining company to accelerate development. Qualified mining companies have signed confidentiality agreements with the Company; however, the discussions are of a preliminary nature.

Financial Agency Negotiations:
The Company is currently selecting a financial advisor to assist in evaluating partnerships and mine development structuring.

Environmental and Site Development Studies:
In a move to prepare the property for regulatory permits and developmental planning, the Company has contracted Rescan Environmental Services Ltd. They have constructed an environmental weather monitoring station, conducted lake and stream water testing and monitoring, and undertaken archaeological and engineering site development evaluations. The Company intends to make application for mining leases on the West Zone preparatory for construction of a new airstrip, camp and pilot plant facilities.

Metallurgical Testing:
In order to determine the recoveries of Nickel/Copper/Cobalt/Palladium/Platinum metal from the massive sulphide resources, the Company has initiated metallurgical testing at the laboratories of Kingston Process Metallurgy, a company affiliated with Queens University.

The Company has contracted Intec Ltd., Sydney, Australia to test hydrometallurgical leaching of massive sulphide mineralization from the potential pit area. Intec Ltd. is utilizing their patented halogen Copper & Nickel Process.

Concurrently at SGS-Lakefield Research, Johannesburg, South Africa, flotation studies on both low sulphide and base metal sulphide mineralization were conducted. PGE recovery from the low sulphide testing proved to be excellent. Specific specialized process evaluation of the base metal flotation is continuing.

West Zone Resource Evaluation:

Mining engineer and well-known geostatistician Dr. Isobel Clark has visited the property and is preparing a report evaluating both base metal and precious metal (PGE’s) resources for the West Side of Ferguson Lake. This report will assist in guiding future delineation drilling and will be used in the scoping study.

Scoping Study Preparation:
Pincock Allen & Holt, Denver, Colorado have been contracted to prepare a scoping study for the West Side of the Ferguson Lake Project. This independent Technical Report will be a conceptual study examining the possible project development economics including potentially mineable open pit and/or underground resources. This scoping study will also assist in the future resource and reserve planning necessary for development of the West side of the Ferguson Lake Project.

Drill Program:
Ten diamond drill holes totaling 2,900 metres were drilled in the Pit Area of the West Zone as delineation and/or geostatistical holes. Dr. Isobel Clark of Geostokos Ltd., an independent consultant who is on retainer to the Company, will use this data in her geostatistical modeling of the mineral resources. Her report will assist in guiding future delineation drilling and will be referenced in the scoping study being prepared by Pincock, Allen and Holt of Denver, Colorado.

In order to expand inferred mineral resources, the Company is infill drilling an 800 meter undrilled geophysical conductor between resource drill intercepts on the West Zone and the 119 Zone. To date eight holes have been completed and 2 additional diamond drill holes are currently in progress. This infill drilling at 200 metre centres now totals over 10,400 metres. The continuous base metal and precious metal sulphide main lens(es) mineralization (Ni+Cu+Co+Pd+Pt) has now been drill tested along 4.2 kilometers of strike length from the West Side of Ferguson Lake to the 119 Zone, from where the ground geophysical conductive anomaly continues to the south west a further 3.8 kilometers.

The Company plans to drill a further 5,000 metres before mid-December, 2005. This drilling program will consist of two drill holes to assist in the geostatistical analysis of the West Zone Pit Area and several holes to test prime targets developed in 2005 by Crone Geophysics SQUID ground electromagnetic surveys of the West Zone and West Zone South. During this year’s drilling program the Company has successfully used Crone Geophysics downhole PEM geophysical survey modeling and new SQUID geophysical conductive targets to guide its exploration drilling.

Phase One 2005 delineation drilling assay highlights for platinum and palladium for eight holes are reported in Table I and Table II. The gabbro-hosted footwall Platinum Group Elements (PGE’s) were intersected in an enriched low-sulphide horizon (summarized in Table I) and/or in sulphide lens intercepts (summarized in Table II) lower in the gabbro-host rocks in the “Pit Area” of the West Zone. Complete base and precious metal footwall results and locations for 2005 drill holes 05-215 to 05-222 are available for viewing at http://www.starfieldres.com/news.htm.

TABLE I: HIGHLIGHTS -- PLATINUM and PALLADIUM -- LOW SULPHIDE FOOTWALL MINERALIZATION
Hole No.	Length (m) (ft)	Pd g/t	Pt g/t	2PGE*
05-216	1.62 (5.31)	0.58	7.88	8.46
05-217	1.50 (4.92)	2.86	0.46	3.32
	1.45 (4.76)	0.34	2.44	2.78
05-218	7.00 (22.97)	3.98	1.88	5.86
including	5.50 (18.04)	4.74	2.30	7.04
including	1.00 (3.28)	12.38	8.42	20.80
05-220	1.20 (3.94)	5.65	1.07	6.72
	5.80 (19.03)	1.69	0.64	2.33
including	1.10 (3.61)	3.53	0.40	3.93
including	1.20 (3.94)	3.05	0.86	3.91
*2PGE=Pt+Pd

Of particular interest in Table I are the low-sulphide platinum (Pt) enriched concentrations encountered in the 1.62 meter footwall intercept in hole 05-216 and in the 1.00 meter intercept encountered in hole 05-218, namely 7.88g/t Pt and 8.42 g/t Pt, respectively. In hole 05-218, the bonanza grade one-meter intercept grading 20.8 g/t platinum plus palladium (2PGE) is included within a 7 meter wide low-sulphide intercept which grades 5.86 g/t.

TABLE II: HIGHLIGHTS -- PLATINUM and PALLADIUM FOOTWALL SULPHIDE MINERALIZATION
Hole No.	Length (m) (ft)	Pd g/t	Pt g/t	2PGE*
05-215	0.80 (2.62)	1.82	2.77	4.59
05-219	0.70 (2.30)	1.92	1.89	3.81
05-220	12.02 (39.44)	4.53	0.38	4.91
05-222	4.41 (14.47)	2.61	0.15	2.76
*2PGE=Pt+Pd

Footwall PGE-enriched sulphide lens intercepts are encountered beneath low-sulphide PGE-mineralization deeper in the gabbro host rock in holes 05-215, 05-219, 05-220 and 05-222.

Hosted in gabbro, low-sulphide PGE mineralization is generally found 30 to 50 meters below the base of the main massive sulphide lens(es) and is characterized by variable concentrations and ratios of platinum and palladium. To date in the “Pit Area” of the West Zone, drilling at variable spacing along a strike length of approximately one kilometer has shown the presence of footwall PGE mineralization which may contain intermittent low-sulphide bonanza grades of 2 PGE’s and/or deeper footwall sulphide lens mineralization. Geostatistical analyses of the drill pattern and mineralization is in progress.

Regional Program:
Earlier this year, the Company contracted Geotech Inc. to fly a 9500 line kilometer helicopter VTEM and high resolution magnetic survey over 60% of its newly staked property. This successful survey identified numerous conductive anomalies within 450 meters of the earth’s surface, which were prioritized by Bob Lo, P.Eng., an independent geophysical contractor to the Company. Ground geological crews have since prospected and sampled outcroppings of 9 conductive VTEM trends having strike lengths of 2 to 8 kilometers which have been determined to be geochemically anomalous in Cu+Ag, or Cu+Ni+Co, or Cu+Zn+Pb+Ag, and Ag+Au. During reconnaissance fieldwork across this portion of the newly-expanded property 694 mineralized rocks were collected for assay. In addition, 606 regional till samples were collected on 2 km x 2 km, and 4 km x 4 km grids across the 1,200,000 acre Ferguson Lake Property. The geochemical characterization of these till samples will greatly assist in the identification of the economic potential of the many conductive VTEM trends which are not exposed at surface.

The Company’s 1,200,000 acre Ferguson Lake Property also has excellent diamond exploration potential. There has been intensive kimberlite-diamond exploration activity by several notable companies on their exploration permits which surround the entire Ferguson Lake Property. The Company’s geophysical contractor Bob Lo, P.Eng. has accordingly examined the 9500 line kilometers of Geotech airborne geophysical data covering 60% of the property for potential kimberlite targets. The regional survey using 300 meter line spacings identified 250 anomalies as targets for ground follow-up. The completed regional and detailed till sampling on the entire 1,200,000 acres will further identify the diamond exploration potential.

To further its understanding of the Ferguson Lake Mineral District’s resources, the Company retained Dr. Al Miller to conduct detailed geological mapping focusing on the conductive VTEM and magnetic anomalous trends. His economic geology interpretations and the success of the Company’s regional reconnaissance exploration program suggest that considerable potential exists for new resource discoveries across the property.

The current exploration field season is expected to be completed by mid December while the Company’s Exploration and Development Plans for the Ferguson Lake Project and the adjoining regional property will accelerate in 2006.

These components of Starfield Resources 2005/2006 Exploration and Development Plan are part of the comprehensive program that the Company has undertaken to advance the project towards production. The Ferguson Lake Copper + Nickel + Cobalt + Palladium + Platinum Project is a large undeveloped magmatic sulphide base and precious metal deposit. The Project's future development would have a major economic impact for Nunavut and for Canada.

DIRECTORS AND OFFICERS

Glen J. Indra                  Director and Chief Executive Officer
Glen Macdonald           Director and Chief Financial Officer
Henry Giegerich            Director
Ross Glanville               Director
Robert Maddigan         Director

LIQUIDITY AND SOLVENCY

The Company had a working capital deficiency of $1,883,883 at August 31, 2005 compared to working capital at the end of the fiscal year February 28, 2005 of $839,920. Subsequent to the quarter end, a further $6,610,750 will be raised on completion of flow-through and unit private placements and through the exercise of share purchase warrants and share purchase options (see Subsequent Events).

There have been no changes in accounting policies, and the Company has made no off-balance sheet arrangements and none are contemplated in the future. The Company does not utilize any financial or other instruments in its operations.

RELATED PARTY TRANSACTIONS

For the quarter ending August 31, 2005, management fees in the amount of $6,000 were paid to the Chief Financial Officer and $18,000 was paid to a corporation controlled by the President and Chief Executive Officer of the Company. Consulting fees totaling $12,000 for the quarter ending August 31, 2005 were paid to directors of the Company for their work on the Audit, Compensation and Corporate Governance committees.

SUBSEQUENT EVENTS

On September 23, 2005 the Company closed a private placement in the amount of $566,500, consisting of 1,030,000 flow-through common shares priced at $0.55 per share.

In September, 2005, the Company received $64,250 pursuant to the exercise of 257,000 December 30, 2005 share purchase warrants.

In September, 2005, the Company received $80,000 pursuant to the exercise of 200,000 February 14, 2008 share purchase options.

On October 25, 2005 the Company announced a private placement in the aggregate amount of $5,900,000 consisting of 6,000,000 flow-through shares priced at $0.45 per share and 8,000,000 non flow-through units priced at $0.40 per unit.